

August 3, 2018

Mitesh Dhruv
Chief Financial Officer
RingCentral, Inc.
20 Davis Drive
Belmont, CA 94002

> **Re: RingCentral, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 26, 2018**
> **Form 10-Q for the Quarterly Period Ended March 31, 2018**
> **Filed May 10, 2018**
> **File No 001-36089**

Dear Mr. Dhruv:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Note 1 - Description of Business and Summary of Significant Accounting Policies
Deferred Sales Commission Costs, page 10

1. Please help us understand the circumstances in which you pay commissions to your reseller partners. In addition, provide your analysis regarding how you determined that these amounts should be capitalized given that it appears that resellers are your customers.

2. Please revise to disclose if additional sales commissions are paid upon contract renewal and, if so, whether such amounts are commensurate with the initial commissions. In addition, disclose how commissions paid for renewals are considered in your five year

period of benefit and the period of time over which you amortize commission costs related to contract renewals. Refer to ASC 340-40-35-1 and 340-40-50-2.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Christine Dietz, Assistant Chief Accountant, at 202-551-3408 with any questions.

Division of Corporation Finance
Office of Information Technologies
and Services